May 29, 2019

Neil Jenkins
Executive Vice President, Secretary, and General Counsel
Lawson Products, Inc.
8770 West Bryn Mawr Avenue, Suite 900
Chicago, IL 60631

       Re: Lawson Products, Inc.
           Registration Statement on Form S-3
           Filed May 22, 2019
           File No. 333-231671

Dear Mr. Jenkins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction